UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

We have prepared this report to provide investors with disclosure regarding recent developments in our business and our results of operations for the three-month period ended March 31, 2013. The information in this report updates certain information contained in our annual report on Form 20-F for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission on April 29, 2013 (SEC File No. 1-33168).

Exhibit

Exhibit 99.1	Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2012 and 2013

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following tables present a summary of our consolidated financial and operating information for the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited and unaudited financial statements, including the notes thereto. Our audited annual consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and our unaudited condensed consolidated financial statements are presented in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Information as of and for the three months ended March 31, 2012 and 2013 has been derived from, should be read in conjunction with and is qualified in its entirety by reference to, our unaudited condensed consolidated interim financial statements as of March 31, 2013 and for the three-month periods ended March 31, 2012 and 2013, which are attached hereto as Exhibit 99.1 and incorporated by reference herein, and the notes thereto. The unaudited financial information presented below has been prepared on the same basis as our audited annual consolidated financial statements, and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operation as of the dates and for the periods indicated. Results for the three months ended March 31, 2013 are not, however, necessarily indicative of results to be expected for the full year 2013.

	Year Ended December 31,				Three Months Ended March 31,
	2010	2011	2012	2012	2012	2013
	(in thousands of pesos)			(in thousands of dollars)(1)	(in thousands of pesos)		(in thousands of dollars)(1)
					(unaudited)
Statements of Comprehensive Income data:
Revenues:
Aeronautical services(2)	1,652,626	1,870,177	2,130,663	172,523	481,247	517,117	41,872
Non-aeronautical services(3)	491,797	588,671	688,957	55,786	152,109	183,829	14,885
Construction services	430,029	330,863	321,718	26,050	71,145	86,706	7,021

Total revenues	2,574,452	2,789,711	3,141,338	254,359	704,501	787,652	63,778

Operating costs:
Costs of services	688,381	606,091	661,749	53,583	141,766	154,830	12,537
Major maintenance provision	64,274	165,683	164,208	13,296	41,052	41,052	3,324
Cost of construction	430,029	330,863	321,718	26,050	71,145	86,706	7,021
Administrative expenses	380,474	432,340	452,217	36,617	100,465	105,770	8,564
Concession taxes(4)	103,067	115,979	137,028	11,095	30,472	33,230	2,691
Technical assistance fees(5)	47,567	55,150	67,365	5,455	15,429	17,045	1,380
Depreciation and amortization	149,232	165,088	186,803	15,126	44,898	49,366	3,997
Other (expenses) income, net	(9,090)	(751)	(9,924)	(804)	(5,196)	(2,626)	(213)

Total operating costs	1,853,934	1,870,443	1,981,164	160,418	440,031	485,373	39,301

Income from operations	720,518	919,268	1,160,174	93,941	264,470	302,279	24,477

Interest income	15,791	16,079	27,764	2,248	5,362	14,629	1,185
Interest expense	(87,088)	(98,431)	(103,846)	(8,409)	(22,322)	(35,193)	(2,850)
Exchange gain (loss), net	1,562	(38,766)	23,168	1,876	25,369	9,399	761

Income before income taxes	650,783	798,150	1,107,260	89,657	272,879	291,114	23,573
Income tax expense	(8,796)	182,070	288,172	23,334	88,989	65,097	5,271

Consolidated net income	659,579	616,080	819,088	66,323	183,890	226,017	18,302

Actuarial losses from defined benefit plan	0	0	(11,313)	(916)	—	(599)	(50)
Deferred tax effects	0	0	3,390	274	—	168	14

Consolidated comprehensive income	659,579	616,080	811,165	65,681	183,890	225,586	18,266

Basic and diluted earnings per share(6)	1.6532	1.5439	2.0327	0.1646	0.4609	0.5652	0.0458
Basic and diluted earnings per American Depositary Share (“ADS”)(6)	13.2256	12.3512	16.2616	1.3167	3.6872	4.5216	0.5496

Other operating data:
Total terminal passengers (thousands of passengers)(7)	11,588	11,773	12,594	—	2,896	3,029	—
Total air traffic movements (thousands of movements)	345	336	332	—	83	79	—
Aeronautical + non-aeronautical revenues per terminal passenger(8)	185	209	224	—	219	231	—

	As of December 31,				As of March 31,
	2010	2011	2012	2012	2013
	(in thousands of pesos)			(in thousands of dollars)(1)	(in thousands of pesos)	(in thousands of dollars)(1)
					(unaudited)
Condensed Statements of Financial Position data:
Cash and cash equivalents	312,838	523,634	1,152,433	93,314	2,892,630	234,221
Total current assets	897,009	1,163,381	1,696,415	137,362	3,403,742	275,606
Land, buildings, machinery and equipment (net)	2,093,160	2,118,450	2,150,327	174,116	2,155,737	174,554
Investments in airport concessions	5,561,881	5,769,688	5,942,989	481,214	5,988,375	484,889
Total assets	8,703,959	9,295,154	10,010,410	810,560	11,769,945	953,032
Current liabilities	1,108,101	824,945	1,216,881	98,533	1,282,429	103,840
Total liabilities	2,827,949	3,210,653	3,594,459	291,049	5,128,403	415,255
Total shareholders’ equity	5,876,010	6,084,501	6,415,956	519,511	6,641,542	537,777

	Year Ended December 31,				Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands of pesos)			(in thousands of dollars)(1)	(in thousands of pesos)	(in thousands of dollars)(1)
					(unaudited)
Condensed Statements of Cash Flow data:

Net cash flows from operating activities	482,501	749,144	1,260,413	102,058	279,218	22,608
Net cash flows used in investing activities	(399,091)	(454,475)	(393,884)	(31,893)	(49,727)	(4,026)
Net cash flows provided by (used in) financing activities	(38,306)	(83,873)	(237,730)	(19,249)	1,510,706	122,325
Increase in cash and cash equivalents	45,104	210,796	628,799	50,915	1,740,197	140,907

(1)	Translated into dollars at the rate of Ps. 12.35 per U.S.$ 1.00, the interbank selling rate as reported by Banamex on March 31, 2013. Per share dollar amounts are expressed in dollars (not thousands of dollars). Operating data is expressed in units indicated.
(2)	Revenues from aeronautical services principally consist of a fee for each departing passenger, aircraft landing fees based on the aircraft’s weight and arrival time, an aircraft parking fee, a fee for the transfer of passengers from the aircraft to the terminal building, a security charge for each departing passenger and other sources of revenues subject to regulation under our maximum rates.
(3)	Revenues from non-aeronautical services represent sources of revenues not subject to regulation under our maximum rates and consist of revenues from hotel services, car parking charges, advertising, leasing of commercial space to tenants, food and beverage services, retail, car rentals, revenues from OMA Carga, revenues from our checked baggage-screening services and other miscellaneous sources of revenues. Pursuant to our concessions and to the Mexican Airport Law (Ley de Aeropuertos) and the regulations thereunder, parking services are currently excluded from aeronautical services under our maximum rates, although the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) could decide to regulate such rates, and such rates may be regulated by other authorities.
(4)	Each of our subsidiary concession holders is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently equal to 5% of each concession holder’s gross annual revenues.
(5)	We pay Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a technical assistance fee under the Technical Assistance Agreement entered into in connection with SETA’s purchase of its Series BB shares. This fee is described in our 2012 annual report on Form 20-F, filed on April 29, 2013 (SEC File No. 1-33168), under “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions—Arrangements with SETA.”
(6)	Based on 398,967,758 weighted average common shares in 2010, 399,039,231 weighted average common shares in 2011, 399,060,153 weighted average common shares in 2012, 398,930,724 weighted average common shares for the three months ended March 31, 2012 and 399,127,527 weighted average common shares for the three months ended March 31, 2013. Earnings per ADS are based on the ratio of eight Series B shares per ADS.
(7)	Arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).
(8)	Aeronautical plus non-aeronautical revenues divided by terminal passengers for the period. Expressed in pesos (not thousands of pesos).

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2013

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our unaudited condensed consolidated interim financial statements as of March 31, 2013 and for the three-month periods ended March 31, 2012 and 2013, included in this report on Form 6-K, and the notes thereto. Our unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS and presented in accordance with IAS 34, Interim Financial Reporting. Our results of operations for the three-month period ended March 31, 2013 are not necessarily indicative of results to be expected for the entire fiscal year. The following discussion should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects” in our 2012 annual report on Form 20-F, filed on April 29, 2013 (SEC File No. 1-33168).

Passenger Traffic

For the three months ended March 31, 2013, total passenger traffic increased by 4.6% as compared to the three months ended March 31, 2012. Domestic passenger traffic increased by 5.1%, due primarily to an 8.2% increase at the Monterrey airport because of increased traffic on the Veracruz and Cancún routes, a 5.7% increase at the Culiacán airport because of increased traffic on the Tijuana and San José del Cabo routes, a 7.8% increase at the Mazatlán airport because of increased traffic on the Monterrey route, a 9.0% increase at the Acapulco airport because of increased traffic on the Mexico City route and a 43.0% increase at the Reynosa airport because of increased traffic on the Mexico City route. International passenger traffic increased by 2.6%, due primarily to a 13.1% increase at the Monterrey airport because of increased traffic on the Dallas and Chicago routes and a 63.4% increase at the Culiacán airport because of increased traffic on the Los Angeles route.

Terminal Passenger Traffic by Airport(1)

	For the Three Months Ended March 31,
Airport	2012	2013	% Change
Acapulco	152,668	162,469	6.4%
Ciudad Juárez	163,594	151,167	(7.6%)
Culiacán	262,977	279,769	6.4%
Chihuahua	186,540	191,277	2.5%
Durango	57,739	52,484	(9.1%)
Mazatlán	192,991	196,280	1.7%
Monterrey	1,288,815	1,404,122	8.9%
Reynosa	60,221	86,052	42.9%
San Luis Potosí	64,924	58,812	(9.4%)
Tampico	139,362	135,240	(3.0%)
Torreón	94,561	96,944	2.5%
Zacatecas	64,455	55,784	(13.5%)
Zihuatanejo	166,848	158,991	(4.7%)

Total	2,895,695	3,029,390	4.6%

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers who arrive at our airports but generally depart without changing aircraft.

Consolidated Operating Results

Revenues

The following table sets forth our revenues for the periods indicated:

	For the Three Months Ended March 31,
	2012		2013		% Change
	(in thousands of pesos)
Revenues:
Aeronautical revenues	Ps.	481,247	Ps.	517,117	7.5%
Non-aeronautical revenues		152,109		183,829	20.9%

Total aeronautical + non-aeronautical revenues		633,356		700,946	10.7%
Construction revenues		71,145		86,706	21.9%

Total revenues	Ps.	704,501	Ps.	787,652	11.8%

Total revenues for the three months ended March 31, 2013 were Ps. 787,652 thousand, 11.8% higher than the Ps. 704,501 thousand recorded for the three months ended March 31, 2012, primarily as a result of an increase in both aeronautical and non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues for the three months ended March 31, 2013 increased by 10.7% as compared to for the three months ended March 31, 2012.

Aeronautical Revenues

Aeronautical revenues increased by 7.5% to Ps. 517,117 thousand for the three months ended March 31, 2013 from Ps. 481,247 thousand for the three months ended March 31, 2012, due primarily to a 7.1% increase in revenues from passenger charges from Ps. 393,484 thousand for the three months ended March 31, 2012 to Ps. 421,242 thousand for the three months ended March 31, 2013. This increase in passenger charges was attributable to a 4.6% increase in passenger traffic from 2.9 million for the three months ended March 31, 2012 to 3.0 million for the three months ended March 31, 2013. Aeronautical revenues per workload unit for the three months ended March 31, 2013 were Ps. 160.0 compared to Ps. 154.6 for the three months ended March 31, 2013, an increase of 3.5%.

Non-Aeronautical Revenues

Non-aeronautical revenues increased by 20.9% to Ps. 183,829 thousand for the three months ended March 31, 2013 from Ps. 152,109 thousand for the three months ended March 31, 2012, due primarily to revenues from checked-baggage screening, our cargo logistics services subsidiary OMA Carga, the Terminal 2 NH Hotel at the Mexico City International Airport and advertising at our airports. Non-aeronautical revenues per terminal passenger increased by 15.5%, from Ps. 52.5 for the three months ended March 31, 2012 to Ps. 60.7 for the three months ended March 31, 2013. Non-aeronautical revenues per passenger, excluding revenues from the Terminal 2 NH Hotel, increased by 20.5% to Ps. 47.4 for the three months ended March 31, 2013 from Ps. 39.3 for the three months ended March 31, 2012.

Construction Revenues

Revenues from construction services for the three months ended March 31, 2013 were Ps. 86,706 thousand, an increase of 21.9% from Ps. 71,145 thousand for the three months ended March 31, 2012, as a result of an increase in investments in improvements to concession assets, including renovation of terminal buildings, purchase and maintenance of machinery and equipment and maintenance of runways and aprons. Construction revenues represent a noncash item that is fully offset by a corresponding construction expense line item.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations. The following table sets forth our operating costs and certain other related information for the periods indicated:

	For the Three Months Ended March 31,
	2012		2013		% Change
	(in thousands of pesos)
Operating Costs:
Cost of services:
Employee costs	Ps.	33,677	Ps.	37,531	11.4%
Maintenance		11,597		17,302	49.2%
Safety, security and insurance		28,491		34,972	22.7%
Utilities		29,739		29,936	0.7%
Real estate leases		8,714		7,262	(16.7%)
Allowance for doubtful accounts		—		(2,956)	—
Hotel services costs		16,148		16,770	3.9%
Other		13,400		14,013	4.6%

Total cost of services		141,766		154,830	9.2%
Maintenance provision		41,052		41,052	(0.0%)
Construction costs		71,145		86,706	21.9%
Administrative expenses		100,465		105,770	5.3%
Concession taxes		30,472		33,230	9.0%
Technical assistance fees		15,429		17,045	10.5%
Depreciation and amortization(1)		44,898		49,366	9.9%
Other expenses (income), net		(5,196)		(2,626)	(49.5%)

Total operating costs	Ps.	440,031	Ps.	485,373	10.3%

(1)	Depreciation reflects depreciation of fixed assets, and amortization reflects amortization of our concessions and rights to use airport facilities.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our commercial tenants) and other miscellaneous expenses. Our cost of services for the three months ended March 31, 2013 increased by 9.2% as compared to the three months ended March 31, 2012, principally as a result of increases in costs for operating checked-baggage screening, maintenance, payroll and insurance, all due to the start of our checked-baggage screening operations, which became effective for all airlines operating at our airports in December 2012.

Construction Costs

We invest in additions and upgrades to our concession assets in accordance with our master development programs. Construction costs for the three months ended March 31, 2013 increased by 21.9% as compared to the three months ended March 31, 2012, as a result of an increase in investments in improvements to concession assets. However, as our construction costs are equal to our revenues from construction services, such increase in construction costs is offset by a corresponding increase in construction revenues.

Administrative Expenses

Our administrative expenses consist primarily of personnel expenses, fees and expenses paid to consultants and other providers of professional services and other administrative overhead expenses. Administrative expenses for the three months ended March 31, 2013 increased by 5.3% as compared to the three months ended March 31, 2012, principally as a result of increases in the bonus provision as compared to the corresponding period.

Operating Margin

Our consolidated operating margin increased to 38.4% for the three months ended March 31, 2013 from 37.5% for the three months ended March 31, 2012, due primarily to an 11.8% increase in total revenues that outpaced a 10.3% increase in total operating costs.

Income from Operations

On a consolidated basis, our operating income for the three months ended March 31, 2013 was Ps. 302,279 thousand, an increase of 14.3% from Ps. 264,470 thousand for the three months ended March 31, 2012, as a result of the foregoing factors.

Exchange Gain

We had a net exchange gain for the three months ended March 31, 2013 of Ps. 9,399 thousand, a decrease of 63.0% from Ps. 25,369 thousand for the three months ended March 31, 2012, due primarily to the appreciation of the peso relative to the dollar.

Net Interest Expense

Our net interest expense for the three months ended March 31, 2013 was Ps. 20,564 thousand, an increase of 21.3% from Ps. 16,960 thousand for the three months ended March 31, 2012, due primarily to increased total debt.

Income Tax Expense

Our income tax expense for the three months ended March 31, 2013 was Ps. 65,097 thousand, a decrease of 26.8% from Ps. 88,989 thousand for the three months ended March 31, 2012, due primarily to a reduction in our deferred income tax and Business Flat Tax (Impuesto Empresarial a Tasa Única) of Ps. 29,673 thousand, primarily as a result of reductions in accrued expenses and provisions due to payments made during 2013.

Consolidated Net Income

Our consolidated net income for the three months ended March 31, 2013 was Ps. 226,017 thousand, an increase of 22.9% from Ps. 183,890 thousand for the three months ended March 31, 2012. Earnings per share were Ps. 0.57 and earnings per ADS were U.S.$ 0.37 for the three months ended March 31, 2013. This compares to earnings of Ps. 0.46 per share and U.S.$ 0.30 per ADS for the three months ended March 31, 2012.

Consolidated Statements of Financial Position Data

As of March 31, 2013, investments in airport concessions represented 50.9% of our total assets, with current assets representing 28.9%.

Cash and cash equivalents as of March 31, 2013 were Ps. 2,892,630 thousand, an increase of 151.0% from Ps. 1,152,433 thousand as of December 31, 2012, due primarily to the issuance of Ps. 1,500,000 thousand in 10-year peso-denominated notes (certificados bursátiles) in the Mexican capital markets in March 2013.

As of March 31, 2013, total shareholders’ equity was Ps. 6,641,542 thousand and total liabilities were Ps. 5,128,403 thousand, representing 56.4% and 43.6%, respectively, of total assets.

Expenditures Pursuant to Master Development Programs and Capital Expenditures

For the three months ended March 31, 2013, our expenditures pursuant to our master development programs were Ps. 169,286 thousand, of which Ps. 66,278 thousand corresponded to major maintenance, which is a component of our master development programs and was a charge against the maintenance provision, thereby reducing this non-current liability. Our capital expenditures pursuant to our master development programs were Ps. 86,706, and other capital expenditures, which relate to expenditures subject to capitalization outside of the scope of our master development programs, were Ps. 14,004.

Liquidity and Capital Resources

For the three months ended March 31, 2013, we generated Ps. 279,218 thousand in net cash flows from operating activities as a result of higher operating income and improved working capital management.

Net cash flows used in investing activities was Ps. 49,727 thousand as a result of improvements to our concession assets and investments in fixed assets.

Net cash flows received from financing activities was Ps. 1,510,706 thousand as a result of our issuance of Ps. 1,500,000 thousand in 10-year peso-denominated notes (certificados bursátiles), to be used to repay short-term debt and to finance capital expenditures, and Ps. 100,000 thousand in 28-day commercial paper, to be used for working capital needs and general corporate purposes, in the Mexican capital markets.

Our total bank debt and long-term securities (including the current portion thereof) debt as of March 31, 2013 was Ps. 3,619,326 thousand.

RECENT DEVELOPMENTS

Payment of first installment of capital stock reimbursement to shareholders

On May 23, 2013, we made a payment of Ps. 400,000 thousand, or Ps. 1.00 per share, as the first installment of a Ps. 1,200,000 thousand capital stock reimbursement to shareholders approved by our Annual General Shareholders’ Meeting on April 16, 2013. The record date for this payment was May 20, 2013. We expect that the remaining Ps. 800,000 thousand of the capital stock reimbursement will be paid in four quarterly installments of Ps. 200,000 thousand, or Ps. 0.50 per share, on or before the following dates: July 31, 2013, October 31, 2013, January 31, 2014 and April 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: June 7, 2013